Exhibit 99.1

Annual Information Form

of

KOLIBRI GLOBAL ENERGY INC.

for the year ended December 31, 2024

dated March 25, 2025

TABLE OF CONTENTS

PRELIMINARY NOTES	2
Non-GAAP Measures	2
Glossary of Terms	2
Conventions	3
Abbreviations	4
Cautionary Notes Regarding Oil and Gas Disclosure	4
FORWARD-LOOKING INFORMATION	5
CORPORATE STRUCTURE	9
GENERAL DEVELOPMENT OF THE BUSINESS	9
Business Profile and Strategy	9
Three Year History	10
DESCRIPTION OF THE BUSINESS	12
Business Profile	12
Products	12
Specialized Skills and Knowledge	12
Competitive Conditions	12
Cycles	13
Economic Dependence	13
Employees	13
Environmental Protection	13
Foreign Operations	13
Social or Environmental Policies	13
OIL AND GAS INFORMATION	15
Reserves	15
Project Descriptions	16
RISK FACTORS	17
DIVIDENDS	32
DESCRIPTION OF CAPITAL STRUCTURE	32
MARKET FOR SECURITIES	34
Trading Price and Volume	34
Prior Sales	35
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	35
DIRECTORS AND OFFICERS	36
PROMOTERS	38
AUDIT COMMITTEE INFORMATION	38
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	39
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
TRANSFER AGENTS AND REGISTRARS	40
MATERIAL CONTRACTS	40
INTERESTS OF EXPERTS	40
ADDITIONAL INFORMATION	40
SCHEDULE “A” AUDIT COMMITTEE CHARTER	A-1

PRELIMINARY NOTES

This document is the Annual Information Form (the “AIF”) of Kolibri Global Energy Inc. for the year ended December 31, 2024. All information contained herein is as at December 31, 2024, unless otherwise stated. Unless the context indicates otherwise, references in this AIF to “KEI”, “Kolibri” or the “Corporation” include, for reporting purposes only, the direct or indirect subsidiaries and significant investee corporations of Kolibri Global Energy Inc. Such use of “KEI”, “Kolibri” or the “Corporation” to refer to these other legal entities does not constitute a waiver by Kolibri Global Energy Inc. or such entities of their separate legal status, for any purpose.

This AIF should be read in conjunction with the Corporation’s consolidated financial statements and management’s discussion and analysis for the period ended December 31, 2024. The financial statements and management’s discussion and analysis are available under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca.

The Corporation prepares its consolidated financial statements in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and Interpretations (collectively “IFRS Accounting Standards”). The financial statements of the Corporation are reported in United States dollars. IFRS differs from United States generally accepted accounting principles, referred to as “U.S. GAAP”. Therefore, the consolidated financial statements of the Corporation are not comparable to financial statements prepared in accordance with U.S. GAAP.

Non-GAAP Measures

Adjusted EBITDA is considered a non-GAAP measure (a “Non-GAAP Measure”) which is not a measure recognized under Canadian generally accepted accounting principles (“GAAP”) and does not have a standardized meaning prescribed by IFRS. Management of the Corporation believes that this measure is relevant for evaluating returns on the Corporation’s projects as well as the performance of the enterprise as a whole. A Non-GAAP Measure may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Corporation’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Corporation’s performance.

An explanation of how adjusted EBITDA provides useful information to an investor, the purposes for which the Corporation’s management uses this Non-GAAP Measure, and a quantitative reconciliation of adjusted EBITDA to the most directly comparable financial measure is set out in the Corporation’s management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Corporation’s profile at www.sedarplus.ca and is incorporated by reference into this AIF.

Glossary of Terms

In this AIF, the following terms have the following meanings. Other terms are defined throughout this AIF and in such cases shall have the meanings given therein.

“Kolibri US” means Kolibri Energy US Inc. (formerly BNK Petroleum (US) Inc.), an indirect subsidiary of the Corporation incorporated under the laws of Texas, U.S.;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation”, “KEI” or “Kolibri” means Kolibri Global Energy Inc., a British Columbia corporation;

“Credit Facility” means Kolibri US’ $75 million reserve-based credit facility;

“Netherland, Sewell” means Netherland, Sewell & Associates, Inc. an independent petroleum engineering consultant firm of Houston, Texas, U.S.A;

“NI 51-101” means National Instrument 51-101 of the Canadian Securities Administrators entitled Standards of Disclosure for Oil and Gas Activities;

“NI 51-101 Evaluator Report” means the Corporation’s Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor filed on March 12, 2025, which is incorporated by reference in this AIF under the heading “Oil and Gas Information – Reserves” and is available on SEDAR+ at www.sedarplus.ca;

“NI 51-101 Management Report” means the Corporation’s Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure, dated March 12, 2025, which is incorporated by reference in this AIF under the heading “Oil and Gas Information – Reserves” and is available on SEDAR+ at www.sedarplus.ca;

“NI 51-101 Statement” means the Corporation’s Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information dated March 12, 2025, which is incorporated by reference in this AIF under the heading “Oil and Gas Information – Reserves” and is available on SEDAR+ at www.sedarplus.ca;

“Plan” refers to the Corporation’s stock option plan that permits grants of stock options to directors, officers, employees and service providers;

“Preferred Shares” refers to the Corporation’s classes of preferred shares, including an unlimited number of Series 1 Preferred Shares without par value, an unlimited number of Series 2 Preferred Shares without par value and an unlimited number of Series 3 Preferred Shares without par value;

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America; and

“Woodford Sale” means the sale by Kolibri US of its Tishomingo Field assets, excluding the Caney and Upper Sycamore formations, to XTO Energy Inc. for approximately $146.4 million in cash, the completion of which was announced by the Corporation on April 21, 2013.

Conventions

This AIF contains references to Canadian dollars and United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “C$”.

The following table sets forth, for each of the years indicated, the exchange rate of United States dollars into Canadian dollars:

	Year Ended December 31
	2024		2023		2022
High(1)	C$	1.44	C$	1.39	C$	1.25
Low(1)	C$	1.32	C$	1.31	C$	1.39
Average(2)	C$	1.37	C$	1.35	C$	1.30
Closing(1)	C$	1.44	C$	1.33	C$	1.35

Notes:

(1)	The exchange rates are nominal quotations – not buying or selling rates – published by Bloomberg in 2024, 2023 and 2022 and are intended for statistical purposes.
(2)	The average rate means the average of the exchange rates on the last day of each month during the year.

Abbreviations

Oil and Natural Gas Liquids
bbl	Barrel
bbls	Barrels
mbbls	Thousand barrels
NGL	Natural gas liquids
bopd	Barrels of oil per day
boe	Barrel of oil equivalent of natural gas and crude oil on the basis of 1 bbl for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
boepd	Barrels of oil equivalent per day
Mboe	1,000 barrels of oil equivalent
MMboe	Million barrels of oil equivalent

Natural Gas
mcf	Thousand cubic feet
mmcf	Million cubic feet

Cautionary Notes Regarding Oil and Gas Disclosure

In the disclosure contained in this AIF, the documents incorporated by reference in this AIF and the Corporation’s other disclosure:

(a)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(b)	The Corporation’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Corporation also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	Readers are cautioned that peak, 30-day initial production and other short-term production rates are not necessarily indicative of long-term performance or of ultimate recovery.

(e)	This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Canadian standards of oil and gas disclosure differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and oil and gas reserve information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. The oil and gas reserve estimates in this Annual Information Form have been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities and differs from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. The SEC definitions of proved and probable reserves are different than the definitions contained in National Instrument 51-101. For example, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Therefore, proved and probable reserves disclosed in, or in the documents incorporated by reference into, this Annual Information Form in compliance with National Instrument 51-101 may not be comparable to those disclosed by U.S. companies. Probable reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves.

FORWARD-LOOKING INFORMATION

This AIF and the documents incorporated by reference herein contain forward-looking statements and forward-looking information within the meaning of the U.S. federal securities laws and applicable Canadian securities laws (together, “forward-looking information”). These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking information. The use of any of the words “intends”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. Such statements are included, among other places, in this AIF under the headings “Development of the Business”, “Description of the Business”, “Oil and Gas Information” and “Risk Factors”. Statements relating to oil and gas “reserves” are also deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be economically produced in the future. These statements and information are only predictions based on current information and knowledge. Actual future events or results may differ materially. In addition, this AIF may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements and forward-looking information will not be realised.

In particular, this AIF, and the documents incorporated by reference herein, contain forward-looking information pertaining to the following:

●	proposed timing and expected results of exploratory and development work including commencement and completion of drilling and fracture-stimulations and production from the Caney formation on the Corporation’s Oklahoma acreage;
●	the effect of design and performance improvements on future productivity;
●	crude natural gas, natural gas liquids and oil production estimates and targets;
●	the size of the Corporation’s natural gas, natural gas liquids and oil reserves;
●	planned capital expenditure programs and estimates;
●	projections of market prices and costs;
●	expectations regarding future supply and demand for oil and natural gas;
●	expectations regarding the ability to raise capital and development or acquisition of reserves;
●	anticipated treatment under governmental regulatory regimes and tax laws; and
●	hypotheses regarding the geology of the basins in which the Corporation has operations and is conducting exploratory work.

This forward-looking information is based on a number of assumptions, including but not limited to: assumptions set out herein, assumptions described in the Corporation’s NI 51-101 Statement, that the Corporation’s geologic models will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with managements’ expectations, that the Corporation will be able to enter into, renew and/or extend leases and/or concessions in the manner and on the terms expected, that all required licenses, permits and approvals and the necessary labour and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Corporation, when required, stability in the credit markets and continued willingness of lenders to lend capital to issuers such as the Corporation, continuing availability of funds for capital expenditures through internally generated cash, equity raises and/or farm-out arrangements, stability of the political and fiscal regimes in the countries in which the Corporation has operations, ability of the Corporation to hold the leases, concessions and projects in which it has interests and to find suitable industry partners and properties to acquire, stable future costs, availability of equipment and personnel when required for operations, continuing strong demand for oil and natural gas, that the Corporation will not experience unforeseen delays, unexpected geologic or other effects, equipment failures, permitting delays, delays in procurement of required equipment or personnel, labour or contract disputes, that royalty payments will be calculated and payable in the manner expected by the Corporation, that the Corporation’s financial condition and development plans and those of its co-venturers will not change, that the Corporation’s products can be sold in the manner and for the price expected, that the Corporation will continue to be able to access sufficient capital through financings, credit facilities farm-ins or other participation arrangements to maintain its projects, that the Corporation will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates or be otherwise adversely affected by risks associated with foreign operations, that storage and transportation facilities for Corporation’s products will be available, that global economic conditions – and in particular economic conditions in Canada and the United States– will not deteriorate in a manner that has an adverse impact on the Corporation’s business and its ability to advance its business strategy, the assumptions underlying estimates of reserves, assumptions regarding future growth, results of operation, production, future capital and other expenditures (including the amount, nature and sources of funding thereof), plans for and results of drilling activity, environmental matters, that management will be able to execute its business plan, and assumptions regarding business prospects and opportunities. The reserves estimates included in the NI 51-101 Statement is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund the wells and required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties set forth below and elsewhere in this AIF and the documents incorporated by reference herein:

●	the risk that anticipated results and estimated costs of exploration and development activities will not be consistent with managements’ expectations;
●	that unexpected geological results are encountered and other risks and uncertainties involving geology of oil and gas deposits;
●	that completion techniques require further optimization;
●	that production rates do not match the Corporation’s assumptions and expectations;
●	that very low or no production rates are achieved;

●	that the Corporation is adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates;
●	risks related to the threat or imposition of tariffs;
●	volatility in market prices for oil and natural gas;
●	the risks of the energy industry, in particular the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
●	uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom;
●	that actual production, revenues, taxes, development and capital and operating expenditures with respect to reserves will adversely vary from such estimates, and that such variances will be material;
●	factors or uncertainties that may adversely affect either the Corporation’s reserves, reserves life, or the future net revenue associated with such reserves including material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations;
●	that the Corporation will not achieve a comparable level of hedging going forward in respect of its existing production;
●	that the Corporation will cease to be in compliance with the covenants under its reserve-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base redetermination;
●	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
●	the ability of the Corporation and its subsidiaries to hold existing concessions and leases through drilling or extensions;
●	governmental regulation, including environmental regulation, changes in energy policies or personnel administering them, nationalization, exchange and export controls and royalty and tax rates;
●	actions taken by governmental authorities, including increases in taxes and changes in government regulations and incentive programs;
●	risks inherent in marketing operations, including credit risk;
●	the ability to enter into, renew and/or extend leases and/or concessions;
●	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
●	uncertainty of finding reserves, developing and marketing those reserves;
●	unanticipated operating events, including offset fracture stimulation operations by other operators, which could reduce production or cause production to be shut in or delayed and cause damage to affected wells;
●	inability of management to identify and complete potential acquisitions and/or failure to achieve anticipated benefits from such acquisitions;
●	termination of or failure to extend existing licenses by regulatory or governmental authorities;
●	shut-ins of connected wells resulting from extreme weather conditions, including flooding;
●	insufficient storage or transportation capacity;
●	hazards such as fire, explosion, blowouts, cratering and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury;
●	encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations;
●	inability to add production and reserves through development and exploration activities;

●	the possibility that government policies or laws, including laws and regulations related to the environment and the protection of sovereign interests in petroleum assets, may change or governmental approvals may be delayed or withheld;
●	uncertainty in amounts and timing of royalty payments;
●	failure to obtain industry partner and other third party consents and approvals, as and when required;
●	incorrect assessments of the value of acquisitions;
●	geological, technical, drilling and processing problems;
●	uncertainties associated with the utilization of hydraulic fracturing in relation to the Corporation’s existing and/or future properties;
●	fluctuations in foreign exchange or interest rates and stock market volatility and market valuations;
●	rising costs of labour and equipment;
●	changes in income tax laws or changes in tax laws and incentive programs relating to the energy industry, in particular the oil and gas industry;
●	inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions;
●	tightening of the credit markets, global economic uncertainty, counterparty risk;
●	equipment failures, permitting delays and delays in procurement of, or inability to procure, required equipment or personnel;
●	labour or contract disputes;
●	changes in the Corporation’s financial condition and plans or those of its co-venturers;
●	risks and uncertainties associated with securing necessary regulatory approvals, including the risk that the Corporation or its subsidiaries are not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required;
●	the risk that the Corporation is unable to access required capital on acceptable terms, or at all;
●	inability of management to execute its business plan;
●	general economic conditions in Canada and the United States; and
●	other factors discussed under “Risk Factors”.

For more information relating to additional factors that could affect the Corporation’s operating results and performance, please refer to “Risk Factors” in this AIF and to the risk factors and uncertainties described in the NI 51-101 Statement, which is incorporated into this AIF by reference. Readers should carefully consider those factors and the other information contained in this AIF.

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The reader is cautioned not to place undue reliance on forward-looking information. This forward-looking information is expressly qualified in its entirety by this cautionary statement. The forward-looking statements and forward-looking information are only made as of the date of this AIF. The Corporation undertakes no obligation to update this forward-looking information to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

CORPORATE STRUCTURE

The Corporation was originally incorporated as “BNK Petroleum Inc.” under the Business Corporations Act (British Columbia) on May 26, 2008 and changed its name to “Kolibri Global Energy Inc.” on November 10, 2020. The registered and records office of the Corporation is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, and its head office is located at 925 Broadbeck Drive, Suite 220, Thousand Oaks, California, 91320, U.S.

Amendments to Articles of the Corporation

On July 16, 2018, the Corporation’s capital structure was amended to include an unlimited number of Preferred Shares, without par value. The Articles of the Corporation were amended to attach special rights and restrictions to the Preferred Shares. For more information of the special rights and restrictions of Preferred Shares, see “Description of Capital Structure – Share Capital – Rights and Restrictions”.

Intercorporate Relationships

The material subsidiaries and significant investee corporations of the Corporation are set forth or referred to below (all ownership is 100%).

Kolibri Global Energy
Inc. (formerly BNK Petroleum Inc.)
B.C., Canada
Kolibri Energy Holdings Inc.
(formerly BNK
Petroleum
Holding Inc.)
Delaware, USA
Kolibri Energy US Inc.
(formerly
BNK Petroleum
(US) Inc.)
Texas, USA

GENERAL DEVELOPMENT OF THE BUSINESS

Business Profile and Strategy

KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Corporation owns and operates energy properties in the United States. The Corporation continues to utilize its technical and operational expertise to identify and acquire additional projects.

Three Year History

During the past three years, the Corporation’s operations have been primarily focused on developing the leases in which Kolibri US has interests in the Tishomingo Field in Oklahoma (the “Tishomingo Field”).

The following describes the general development of the Corporation’s business over the last three completed financial years. More detailed information on the Corporation’s projects is provided under “Description of the Business” and in the NI 51-101 Statement, which is incorporated by reference herein.

Year Ended December 31, 2022

Average production for the year ended December 31, 2022, was 1,640 BOEPD and adjusted EBITDA(1) was $25.1 million for the year ended December 31, 2022. The Corporation drilled and completed five additional wells in 2022.

The Corporation’s Total Proved Reserves decreased by 2% to 33.3 million barrels of oil equivalent (BOE) and NPV10 value of the Total Proved Reserves increased by 43% to $514.8 million based on the Corporation’s December 31, 2022 independent reserves evaluation. See “Oil and Gas Information –Reserves”.

During 2022, the Corporation amended its credit facility with a new term ending in June 2026. The Corporation increased the outstanding amount on the BOK Financial Credit Facility by $1.2 million. As of December 31, 2022, the credit facility had an outstanding balance of $18.2 million with available borrowing capacity of $6.8 million.

In May 2022, the Corporation completed a share consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. All information presented in this AIF related to issued and outstanding common shares, trading volumes, stock options and per share amounts have been retrospectively adjusted to reflect the share consolidation.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this MD&A.

Year Ended December 31, 2023

Average production for the year ended December 31, 2023, was 2,796 BOEPD and adjusted EBITDA(1) was $39.1 million for the year ended December 31, 2023. The Corporation drilled 9 wells and completed 8 of them in 2023.

The Corporation’s Total Proved Developed Producing reserves grew by 33% as a result of the wells that were drilled and completed in 2023. Total Proved Reserves decreased by 3% to 32.4 million barrels of oil equivalent (BOE) and NPV10 value of the Total Proved Reserves decreased by 6% to $482.6 million based on the Corporation’s December 31, 2023 independent reserves evaluation. This is attributed to the lower forecast pricing as well as the 1 million barrels of oil equivalents the Corporation produced in 2023. See “Oil and Gas Information – Reserves”.

During 2023, the Corporation obtained an increase in its Borrowing Base from US$25 million to US $40 million on its revolving line of credit from BOK Financial.

On October 5, 2023, the Corporation announced that it had received approval to list its outstanding common shares on the Nasdaq Stock Market LLC (“Nasdaq”). The Corporation’s shares began trading on Nasdaq on October 11, 2023 under the symbol “KGEI”. The Corporation’s common shares continue to be listed on the TSX under the symbol “KEI”.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this MD&A.

Year Ended December 31, 2024

Average production for the year ended December 31, 2024, was 3,478 BOEPD and adjusted EBITDA(1) was $44.0 million for the year ended December 31, 2024. The Corporation drilled and completed 5 wells in 2024.

The Corporation’s Total Proved Developed Producing reserves grew by 15% as a result of the wells that were drilled and completed in 2024. Total Proved Reserves increased by 24% to 40.2 million barrels of oil equivalent (BOE) and NPV10 value of the Total Proved Reserves increased by 11% to $534.7 million based on the Corporation’s December 31, 2024 independent reserves evaluation. See “Oil and Gas Information – Reserves”.

During 2024, the Corporation obtained an increase in its Borrowing Base from US$40 million to US $50 million on its revolving line of credit from BOK Financial.

On September 16, 2024, the Corporation announced that the TSX accepted a notice filed by the Corporation of its intention to make a normal course issuer bid to purchase up to an aggregate of 1,786,798 Common Shares through the TSX and the Nasdaq Capital Market or through alternative Canadian trading platforms (the “NCIB”). The duration of the NCIB is one year and will end on September 22, 2025. During 2024, the Corporation repurchased 280,656 Common Shares at an average price of CAD$5.80 per share pursuant to the NCIB.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this MD&A.

Current Financial Year

In 2025, the Corporation will continue drilling with the first set of wells being the 4 Lovina wells (100% working interest). The Corporation is scheduled to move to the Forguson 17-20-3H well (Kolibri-operated with a 46% working interest) on the east-side acreage immediately after the Lovina wells have been drilled. If the Forguson well proves to be economic, it could lead to additional development locations for the Corporation. The Corporation expects that the 2025 drilling program, which currently includes drilling and completing seven longer lateral wells, as well as completing two previously drilled 1-mile laterals, to continue to significantly increase the Corporation’s cash flow.

DESCRIPTION OF THE BUSINESS

Business Profile

The Corporation’s business activities include finding and exploiting energy projects in oil, gas and clean and sustainable energy. The Corporation continues to develop its Caney Shale oil acreage in the Tishomingo Field in the Ardmore Basin, Oklahoma, U.S. The Corporation continues to utilize its technical and operational expertise with a goal to identify and acquire additional projects. All of the Corporation’s current energy production is from the Tishomingo Field. At December 31, 2024, the Corporation’s year-end proved gross oil and gas reserves in the Tishomingo field were estimated at approximately 40.2 million boe, the proved plus probable gross reserves were estimated at approximately 53.6 million boe and the proved plus probable plus possible gross reserves were estimated at approximately 71.5 million boe.

Products

The Corporation’s Tishomingo Field activities produce oil, gas and natural gas liquids. Oil is sold to a single purchaser and transported by truck. Natural gas and natural gas liquids are sold pursuant to a contract/gathering agreement. During each of the two most recently completed financial years, revenues from sales to arm’s length customers for each category of product that accounted for fifteen (15%) percent or more of total consolidated revenues were: Oil: 2024 - $68,303,000 or 92% (2023 - $59,749,000 or 93%); Natural Gas: 2024 - $1,745,000 or 2% (2023 - $1,742,000 or 3%) and Natural Gas Liquids: 2024 - $4,544,000 or 6% (2023 - $2,899,000 or 5%).

Specialized Skills and Knowledge

Exploration for and development of petroleum and natural gas resources require specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Corporation has been successful in engaging personnel with the required specialized skills and knowledge to carry out its activities. While the current labour market in the industry can be highly competitive at times, the Corporation expects to continue to be able to attract and retain appropriately qualified employees for its operations during fiscal 2025.

Competitive Conditions

The Corporation competes in the energy industry in which it is active with a number of private and public companies which may have greater financial resources, staff and facilities than the Corporation. The Corporation’s ability to increase reserves in the future will depend not only on its ability to develop or continue to develop existing properties, but also on finding and acquiring suitable producing properties or prospects for exploration. Competitive factors in the distribution and marketing of energy, in particular oil and gas, include price, methods, pipeline access and reliability of delivery and availability of imported products.

The Corporation also competes with other industry participants for raw materials, equipment, component parts and services required for energy exploration and development. Although to date the Corporation has been able to obtain the personnel, equipment and materials it requires for its activities, availability and pricing can vary materially with demand and can cause unexpected delays and increased costs.

Cycles

Construction of and access to energy sites can be delayed and production operations may be curtailed during heavy rains, snow, cold temperatures and other extreme weather phenomena. Fracture stimulations require large volumes of water and the process can be affected by cold temperatures. Demand for and the price of energy is volatile and can be affected by seasonal weather variations.

Economic Dependence

Energy products can be readily sold to numerous purchasers and it is not difficult to ascertain its market price at any particular time. Because of the large number of available purchasers, the Corporation does not consider itself dependent on sales to any one purchaser, the loss of which would have a material adverse effect on the business of the Corporation.

Employees

At the end of 2024, the Corporation and its subsidiaries had a total of 8 employees.

Environmental Protection

The Corporation’s operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. While the Corporation does not currently expect the impact of costs and other effects related to compliance with environmental, health and safety regulations to have a material adverse effect on the Corporation’s financial condition or results of operations, such regulations are evolving in a manner which is likely to result in stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Corporation’s costs and have an adverse effect on results of operations. Furthermore, an environmental, safety or security incident could impact the Corporation’s reputation in such a way that the result could have a material adverse effect on its business and on the value of its securities.

Foreign Operations

All of the Corporation’s operations are in jurisdictions other than Canada. As at the date of this AIF, all of the Corporation’s reserves and production are attributable to the Tishomingo Field in Oklahoma, U.S. See also “Risk Factors – Foreign Operations and Enforcement of Laws”.

Social or Environmental Policies

The health and safety of employees, contractors and the public, as well as the protection of the environment, is of utmost importance to the Corporation. To this end the Corporation has instituted comprehensive health, safety and environmental policies and procedures to which it, as well as its contractors and employees are required to adhere. The Corporation endeavors to conduct its operations in a manner that will minimize both adverse effects and consequences of operating activities and emergency situations by:

●	complying with, and where appropriate, exceeding the requirements of government regulations and standards, particularly relating to health, safety and the environment;

●	conducting operations consistent with industry codes, practices and guidelines;
●	ensuring prompt, effective response and remedial actions in the unlikely event of an emergency situation or environmental incident;
●	providing training to employees and contractors to ensure compliance with corporate safety and environmental policies, programs and procedures; and
●	communicating openly with members of the public regarding its activities.

The Corporation believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved. To further ensure that the Corporation achieves excellence in health and safety performance, a corporate Health, Safety and Environmental Management System (HSEMS) has been implemented which includes an Incident Management Plan establishing protocol to respond to emergencies. The Corporation’s objective is to align itself with the industry’s best practices to ensure positive results.

The Corporation has also adopted a Corporate Social Responsibility Policy, which reflects and advances the Corporation’s commitment to provide safe, healthy and secure workplaces, protect the environment, value natural resources, uphold and promote human rights and respect cultural norms and values everywhere that the Corporation operates.

Steps taken to ensure the Corporation’s HSE policies are carried out include the following:

●	pre-commencement of work investigation of environmental conditions in proximity to the well sites;
●	well sites are constructed and operated so as to minimize potential impacts to the environment during operations including the use of secondary containment and proper handling, storage and use of hazardous materials;
●	training is provided to employees to ensure awareness of the HSEMS and associated programs and procedures, including incident management;
●	supervisory staff are trained and tasked with being the well site HSE Leaders and fully implementing the requirements of the HSEMS;
●	contractors are reviewed prior to agreements to ensure that they have appropriate policies and programs in place particularly relating to health, safety and the environment;
●	contractor orientation and training is provided to ensure awareness of the Corporation’s HSEMS and alignment with the contractor’s HSEMS;
●	the Corporation’s HSEMS continuously improves and evolves, developing procedures to address health, safety and the environment;
●	waste management practices are reviewed to make sure waste is being handled efficiently and consistent with the requirements of government regulations and standards;
●	waste disposal facilities are reviewed to ensure that they are appropriately permitted; and
●	permits required for atmospheric emissions are obtained and controls are established and maintained to minimize emissions.

OIL AND GAS INFORMATION

Reserves

The NI 51-101 Statement, the NI 51-101 Evaluator Report and the NI 51-101 Management Report are each incorporated by reference into this AIF and available under the Corporation’s SEDAR+ profile at www.sedarplus.ca.

The following reserves and net present values of future net revenue are reported in the NI 51-101 Statement:

	Summary of Oil and Gas Reserves
	Tight Oil		Shale Gas		Natural Gas Liquids
Reserve Category	KGEI Gross (Mbbl)	Net (Mbbl)	KGEI Gross (MMcf)	Net (MMcf)	KGEI Gross (Mbbl)	Net (Mbbl)
Proved
Developed Producing	6,168	4,826	6,958	5,439	1,706	1,334
Undeveloped	20,364	16,119	26,248	20,771	6,442	5,082
Total Proved	26,532	20,945	33,207	26,210	8,128	6,416
Probable	9,160	7,240	10,410	8,216	2,547	2,010
Total Proved Plus Probable	35,692	28,185	43,616	34,426	10,675	8,426
Possible	13,334	10,711	11,075	8,854	2,710	2,166
Total Proved Plus Probable Plus Possible	49,025	38,896	54,691	43,279	13,385	10,592

Notes: May not add due to rounding. The Corporation’s reserves are derived from non-conventional oil and gas activities. The Corporation’s reserves are contained in a shale oil reservoir from which gas and natural gas liquids are produced as by-products.

Net Present Value of Future Net Revenue
As of December 31, 2024
Forecast Prices & Costs
	Net Present Value of Future Net Revenue ($ millions)
	Before Income Tax					After Income Tax
Reserve Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
United States
Proved
Developed Producing	304.8	219.2	172.5	143.7	124.3	304.7	219.2	172.5	143.7	124.3
Undeveloped	884.9	535.7	362.2	262.1	198.1	605.8	391.9	268.0	192.2	143.2
Total Proved	1,189.7	755.0	534.7	405.8	322.4	910.5	611.1	440.5	335.9	267.5
Probable	516.9	258.2	156.4	105.9	76.8	383.0	206.4	124.9	83.5	60.2
Total Proved Plus Probable	1,706.6	1,013.1	691.1	511.7	399.2	1,293.5	817.5	565.4	419.4	327.7
Possible	838.3	375.7	213.6	138.1	96.3	621.1	299.2	165.2	102.3	69.1
Total Proved Plus Probable plus Possible	2,544.9	1,388.8	904.7	649.8	495.5	1,914.6	1,116.7	730.6	521.7	396.8

Notes: May not add due to rounding. The after income tax net present values presented in the preceding table take into account available non-operating tax losses of $112 million and reflect the tax burden on the Corporation’s Tishomingo Field interests on a standalone basis, do not consider the business-entity-level tax situation or tax planning and do not provide an estimate of the value at the level of the business entity, which may be significantly different. The financial statements and the management’s discussion and analysis (MD&A) of the Corporation should be consulted for information at the level of the business entity.

Project Descriptions

Tishomingo Field, Ardmore Basin, Oklahoma

As of December 31, 2024, the Corporation has working interests in approximately 17,134 net acres of shale oil acreage in the Caney / Upper Sycamore formations of the Tishomingo Field, Oklahoma. The map above outlines in yellow the Corporation’s approximate areas of activity in the Ardmore Basin and shows its relation to the Ardmore Basin.

The Corporation originally proved up the Woodford Shale over approximately 12,500 acres. In 2013 it sold its rights to the Woodford and other formations in the Tishomingo Field, excluding its interests in the Caney / Upper Sycamore formations which were retained. The Corporation subsequently acquired more acreage in the Caney formation to its current 17,134 net acres. The Corporation’s historical drilling and participation in the Woodford formation wells earned the Corporation the right to hold by production over 99% of its acreage in the Tishomingo Field in the shallower Caney and Upper / Sycamore formations.

Since completing the Woodford Sale, the Corporation has been continuing its exploration and development of the oily Caney shale. During the COVID-19 pandemic in 2020 and 2021, the Corporation did not drill any new wells and in 2022 the Corporation resumed drilling and applied new fracture stimulation techniques which resulted in higher productivity wells. Average production was 1,640 BOEPD in 2022.

In 2023 the Corporation drilled and completed 8 in the field wells increasing the average production to 2,796 BOEPD. In 2024, the Corporation drilled and completed 5 wells, including three wells with longer 1.5 mile laterals, which increased production to 3,478 BOEPD. The Corporation plans to continue developing the field in 2025.

Other U.S. Assets

The Corporation also holds small interests in other energy projects, but it currently has no plans to conduct work on these projects during the current fiscal year and does not consider these projects to be material. The Corporation continues to utilize its technical and operational expertise to identify and acquire additional projects.

RISK FACTORS

The Corporation’s business is subject to the risks normally encountered in the energy industry such as the marketability of, and prices for, energy, competition with companies having greater resources, acquisition, exploration and production risks, need for capital, fluctuations in the market price and demand for energy and the regulation of the energy industry by various levels of government.

The reserve and recovery information incorporated by reference in this AIF are estimates only and actual production and ultimate reserves may be less than estimated.

The success of the Corporation’s exploration or development projects cannot be assured. In addition, the Corporation’s operations are primarily outside of Canada and are subject to risks arising from foreign exchange fluctuations and foreign regulatory regimes. In addition, certain of the Corporation’s activities are conducted jointly with others and the Corporation’s activities may be impacted by the ability, expertise, judgment and financial capability of such joint partners.

In addition to the other information contained in this AIF and in the documents incorporated by reference herein, readers should carefully review and consider the risk factors set forth below. Such risks may not be the only risks facing the Corporation. Additional risks not currently known may also impair the Corporation’s business operations and results of operations.

Nature of the Energy Business

An investment in the Corporation should be considered speculative due to the nature of the Corporation’s involvement in the exploration for, and the acquisition, development and production of, energy projects, specifically oil and gas projects. The volume of production from oil and natural gas properties generally declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Any proved reserves the Corporation may establish will decline as reserves are produced from its properties unless it is able to acquire or develop new reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Corporation’s ability to make the necessary capital investment to develop the Corporation’s asset base will be impaired. In addition, there can be no assurance that even if the Corporation is able to raise capital to develop or acquire additional properties to develop reserves, the Corporation’s future exploration, development and acquisition activities will result in proved reserves or that the Corporation will be able to drill productive wells at acceptable costs.

The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. The properties in which the Corporation has an interest include prospects in which the presence of oil and natural gas reserves in commercial quantities has not been established. There is no certain way to know in advance whether such prospects will yield oil and/or gas in commercial quantities.

Exploration for oil and natural gas is a speculative business that involves a high degree of risk. Few exploration shale natural gas and oil wells that are drilled are ultimately developed commercially. There is no assurance that expenditures made by the Corporation on its properties will result in the discovery of commercial quantities of oil, natural gas or natural gas liquids.

The Corporation’s exploration and development experience has been gained principally from its Tishomingo Field, Oklahoma. The Corporation’s experience in the Tishomingo Field is not necessarily transferrable to other geographical areas or basins, notwithstanding that similar geological structures or formations may exist. Accordingly, the Corporation’s success in its Tishomingo Field operations is not a predictor of success in its exploration and development of concessions in other geographical areas or basins. Results of exploration in other basins may differ materially as a result of different environmental conditions, regulatory requirements or other factors.

Credit Facility Risk

The amount authorized under the Credit Facility is dependent on the borrowing base determined by the Corporation’s lender. The Corporation is required to comply with covenants under the Credit Facility which include certain financial ratio tests, and in the event that the Corporation does not comply therewith its access to capital could be restricted or repayment could be required. The failure of the Corporation to comply with such covenants, which may be affected by events beyond the Corporation’s control, including failure to comply with financial ratio tests, borrowing base redeterminations, Mr. Wolf Regener ceasing to be the President of Kolibri US, certain changes to the board of directors of the Corporation and the acquisition by any person or persons acting jointly or in concert of 25% or more of the Corporation’s shares, could result in default under the Credit Facility which could result in the Corporation being required to repay amounts owing thereunder. In addition, the Corporation’s borrowing base is determined and re-determined by the lender based on the Corporation’s reserves, commodity prices, status of production relating to the oil and gas properties and other factors as determined by the Corporation’s lender on a semi-annual basis. A material decline in commodity prices or other factors could result in a reduction of the Corporation’s borrowing base, therefore reducing the funds available to the Corporation under the Credit Facility which could result in a portion, or all, of the Credit Facility indebtedness being required to be repaid.

If the Corporation is unable to repay amounts owing, the lender under the Credit Facility could proceed to foreclose or otherwise realize upon the collateral granted to it to secure the indebtedness, which includes the Corporation’s Tishomingo Field assets. Even if the Corporation is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Corporation. In addition, the Credit Facility imposes operating and financial restrictions on the Corporation that include restrictions on the payment of dividends, repurchase or making of other distributions with respect to the Corporation’s securities, incurring of additional indebtedness, provision of guarantees, the assumption of loans, capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

Production Risks

Risks related to current or future production including, but not limited to, technical difficulties, increased costs, reduced sales price or demand for natural gas, oil and natural gas liquids produced could have a material adverse effect on the Corporation’s financial condition and results of operations. Various field conditions may adversely affect production from the Corporation’s wells, including drilling and completion activities of other operators in close proximity to the Corporation’s wells which has in the past, and may in the future result in production being shut-in. There can be no assurance that these and other risks and hazards will not damage the Corporation’s wells or otherwise reduce productivity of the wells. The Corporation’s operations at its Tishomingo Field accounted for all of the Corporation’s oil and gas production in 2024 and to date in 2025. Any adverse condition affecting production, transportation or processing of oil and gas produced from the Tishomingo Field could have a material adverse effect on the Corporation’s financial performance or results of operations.

Oil and Gas Prices and Marketability

The Corporation’s results of operations and financial condition are dependent on the prices received for the oil, natural gas and natural gas liquids it produces. Oil, natural gas and natural gas liquids prices have fluctuated widely during recent years and are determined by factors beyond the Corporation’s control, including global supply and demand, international economic and political conditions, weather, gas processing capacity, pipeline capacity and currency exchange rates. Future price fluctuations in world oil, natural gas and natural gas liquids prices will have a significant impact upon the projected revenue of the Corporation and the projected return from and the financial viability of the Corporation’s existing and future reserves. Any decline in oil, natural gas or natural gas liquids prices could have a material adverse effect on the Corporation’s operations, financial condition, proven reserves and the level of expenditures on the development of its oil and natural gas reserves. There is no assurance that a market will exist for oil, natural gas or natural gas liquids reserves discovered within the Corporation’s properties. There is also no assurance that the Corporation will be able to access transportation systems or that transportation systems will have enough capacity for the transportation to the marketplace of any oil, natural gas or natural gas liquids that may be produced from the Corporation’s properties.

Dilution

The Corporation expects to require additional funds to finance its growth and development strategy. If the Corporation elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Corporation’s shareholders. The Corporation may also issue additional Common Shares in the future pursuant to existing and new agreements in respect of its projects or other acquisitions.

Financing Risks

The Corporation’s growth plan will require substantial amounts of capital, which may not be fully funded from cash flow from operations. As a consequence, to pursue its growth plan the Corporation may need to raise additional capital through the issuance of equity, debt, collaborative arrangements with commercial partners, including farm-outs or sales of assets, or from other sources, or a combination of the foregoing.

The Corporation’s future capital requirements will depend on numerous factors, including its development and exploration drilling success, cost of concession and lease extensions and renewals, the cost and rates of success of completing or drilling wells, future production levels, exploration and development decisions of the Corporation’s co-venturers and other working interest owners, the terms (including price) and conditions that it is able to negotiate with purchasers of production from its properties, product take away capacity, and the results of exploration activities. None of these factors can be predicted with certainty. Any additional equity financing will be dilutive to the holders of the Common Shares and any debt financing, if available, may restrict the Corporation’s future financing and operating activities. The Corporation may be unable to obtain additional financing on acceptable terms if market and economic conditions, the financial condition or operating performance of the Corporation or investor sentiment are unfavourable. If sufficient funds are not obtained, the Corporation may have to reduce its acquisition, exploration and development programs, which would have a material adverse effect on the Corporation’s results of operations and could result in a loss of some projects. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation’s financial condition, results of operations and prospects.

Negative Cash Flow

Operating cash flow was positive for the financial year ended December 31, 2024. However, if the Corporation has negative cash flow from operating activities in future periods or insufficient positive cash flow from operating activities, it will need to seek additional debt or equity financing in order to complete the capital expenditure programs required to achieve its objectives; in the alternative, if the Corporation cannot obtain debt or equity financing on terms acceptable to it or at all, the Corporation may be forced to reduce its capital expenditure programs. There can be no assurance that debt or equity financing will be available to the Corporation or, if available, will be on terms acceptable to the Corporation. In addition, to the extent that the Corporation has negative cash flow from operating activities in future periods, it may be required to deploy a portion of its existing working capital to fund such negative cash flow from operating activities.

Exploration, Production and General Operational Risks

The business of exploration for and production of oil, gas and other hydrocarbon resources involves a high degree of risk. In particular, the operations of the Corporation may be disrupted, curtailed or cancelled as a result of a variety of risks and hazards which are beyond the control of the Corporation, including but not limited to technical failures, environmental hazards, industrial accidents, occupational and health hazards, labour disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, mechanical difficulties, shortage or delays in the delivery of rigs and/or other equipment, compliance with and changes in governmental requirements, explosions and other accidents. These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability.

Delays in the construction and commissioning of or obtaining access to gathering and processing facilities, other projects or various other technical difficulties may result in the Corporation’s current or future projected target dates for production being delayed and the requirement for capital expenditures in excess of those estimated. Delays in obtaining permits or extensions on the Corporation’s concessions or leases would result in increased costs and even potential loss of those concessions or leases due to not being able to fulfill concession or lease requirements.

If the Corporation acquires an interest in early-stage projects, there is no assurance that reserves or resources will be discovered or, if discovered, it will be commercially viable to produce any portion of them and drilling and or completion costs may also be higher than anticipated. Completion activities across the Corporation’s properties may vary and will need to be continually refined with attendant increased costs. Actual production rates may be less than those anticipated by the Corporation and very low or no production rates may be achieved.

Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells which, though they yield some oil or gas, are not sufficiently productive to justify commercial development or to cover operating and other costs.

Reserve Estimates

Reserves estimates, including those disclosed in the NI 51-101 Statement, are derived from the calculations and estimates made by the Corporation’s personnel and independent petroleum engineering consultants. These estimates are imprecise and depend upon geological interpretation and statistical inferences and comparables that may prove to be unreliable. Actual production, revenues, expenditures and future cash flow with respect to such reserves will vary from these estimates, and those variances may be material. The Corporation may choose not to or be unable to fund the future development costs to produce some or all of the estimated reserves and there is no assurance that the Corporation will achieve production estimates or realize the revenues reflected in such estimates. There are many factors, assumptions and variables involved in estimating reserves, many of which are beyond the Corporation’s control and which, over time, may prove to be incorrect. Any material variation could have an adverse effect on the Corporation’s financial condition and results of operations.

The pre-tax present value of the Company’s proved reserves using a 10% discount rate was estimated to be $484.9 million using SEC pricing and cost parameters. In this pricing sensitivity scenario, all operating cost assumptions and other parameters have been held constant with the NI 51-101 Case. The standards of the SEC require that oil and gas reserves be estimated using existing economic conditions (constant pricing). Based on this methodology, this pricing sensitivity scenario has been calculated using a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Our calculation of future net cash flows is based on SEC pricing of (i) $76.32 per Bbl West Texas Intermediate spot oil price, adjusted for quality, transportation fees and market differentials; and (ii) $2.130 per MMBtu Henry Hub spot natural gas price, adjusted for energy content, transportation fees and market differentials.

Future Development Costs

The Corporation expects to fund development costs through a combination of internally generated cash flow and equity and/or debt financing. The timing and amount of future development costs may be revised and plans for development may be placed on hold if future development of the Corporation’s properties is determined by management not to be warranted, including as a result of low commodity prices. There is no guarantee that funds will be available or that available funds will be allocated to develop reserves. Failure to develop reserves could negatively impact future net revenues.

In addition, certain of the Corporation’s activities and property interests are or may in the future be conducted or owned jointly with other parties and the Corporation’s activities and capital requirements may be impacted by the exploration and development and funding decisions made by those parties, who will in many cases have greater financial capability than the Corporation. A failure to participate in or fund exploration or development activities on such properties, whether due to the Corporation’s inability to access the required funds or otherwise, could result in the loss of the Corporation’s interest.

Write-downs and Impairments

Oil and gas concessions and interests which are non-financial assets are the most significant assets of the Corporation and represent capitalized expenditures related to the development of oil and gas properties and related plant and equipment and the value assigned to exploration potential on acquisition. The carrying amounts of the Corporation’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Estimations of recoverable amounts are based on discounted estimated future cash flows, which in turn are based on a number of assumptions and estimates relating to future production, commodity prices, operating costs and capital costs, none of which can be predicted with certainty, particularly given current global economic conditions.

The Corporation also has financial assets such as cash, accounts receivable and commodity contracts. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

All impairment losses are recognized in the statement of operations. An impairment loss in respect of non-financial or financial assets could have a material adverse effect on the Corporation’s results of operations and its ability to access the capital required to maintain operations or achieve its growth plans.

Competitive Conditions

The energy industry, in particular the oil and gas industry, is highly competitive. The Corporation competes for leases in prospective shale gas basins with a number of private and public companies some of which have greater financial resources, staff and facilities than the Corporation.

The Corporation competes with other industry participants for the sourcing and availability of equipment, raw materials and component parts necessary in petroleum and natural gas exploration and development. To date, the Corporation has had little difficulty obtaining the equipment, services and materials it requires for its activities. However, as demand for drilling rigs and related equipment and services increase, delays and increased pricing may occur, either of which could result in delays in the Corporation’s planned work programs which could, in turn, have an adverse effect in its ability to maintain project Authorizations (as defined below).

The Corporation’s ability to develop and increase reserves in the future will depend, not only on its ability to develop or continue to develop existing properties, but also on finding and acquiring suitable producing properties or prospects for development and exploratory drilling. Competitive factors in the distribution and marketing of oil and gas include price, methods, pipeline access and reliability of delivery and availability of imported products, all of which may be affected by factors beyond the Corporation’s control and which could adversely affect the Corporation’s financial condition and results of operations.

Availability of Equipment and Access Restrictions

Oil and gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. There can be no assurance that sufficient drilling and completion equipment, services and supplies will be available when needed. Shortages could delay the Corporation’s proposed exploration, development and sales activities, and could have a material adverse effect on the Corporation’s financial condition. If the demand for, and wage rates of, qualified rig crews or fracture stimulation crews rise in the drilling industry, then the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs and/or fracture stimulation equipment. This could delay the Corporation’s drilling operations and adversely affect the Corporation’s financial condition and results of operations.

It is anticipated that additional processing facilities may need to be constructed as production increases with the drilling of new wells. Should difficulties arise due to lack of financial resources or facility capacity, the Corporation’s growth could be adversely affected.

Reliance on Third Party Contractors

A substantial portion of the energy activities and operations of the Corporation’s affiliates are conducted through third party contractors, including drilling rig operators and other service providers. While due diligence is conducted on such third parties and they are generally made aware of and in some cases are contractually obliged to comply with the Corporation’s standards and expectations regarding health, safety, and environmental matters, corruption, bribery and other illegal activities, by virtue of their independent operations there is no assurance that such third parties will comply with the Corporation’s policies and standards and applicable laws. Any failure of a third party to comply with applicable laws, to comply with its contractual obligations or otherwise operate in accordance with the Corporation’s expectations could have an adverse effect on the Corporation’s reputation and could expose the Corporation to potential liability notwithstanding its lack of control over such parties’ activities, any of which could materially and adversely affect the Corporation and its results of operations.

Title, Third Party Agreements and Authorizations

The Corporation’s exploration, production, and processing activities are dependent upon agreements with third parties and the grant and maintenance of appropriate licenses, concessions, leases, permits and governmental and regulatory consents (collectively referred to herein as “Authorizations”) which may not be renewed, renewable, extended or granted, or may be withdrawn, or made subject to limitations. There can be no assurance that such Authorizations will be renewed or granted, or that the terms and costs of such grants, extensions or renewals will be economic or on terms that the Corporation can achieve.

The land areas covered by the Authorizations are or may be subject to agreements with the proprietors of the land. If such agreements are terminated, found void or otherwise challenged, the Corporation may suffer significant damage through the loss of opportunity to identify and extract oil or gas on any property covered by such agreements. Furthermore, certain licenses, permits and leases and rights to extension of such licenses, permits and leases are held by drilling and/or production commitments and could be lost if for any reason such drilling and/or production commitments are not met as a result of a lack of financial resources or unavailability of drilling rigs when required or wells failing.

Title to oil and gas interests is often not capable of conclusive determination without incurring substantial expense and vendors of oil and gas interests have not in the past and may not in the future warranty title to assets acquired by the Corporation. The nature of the oil and gas leasing and title regime in the U.S. basins in which the Corporation holds an interest is such that interests in large tracts of acreage may be represented by hundreds or thousands of leases and obtaining absolute confirmation of chain of title would be time consuming and expensive. The Corporation conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties and conducts an extensive title review of a particular area prior to commencement of drilling. However, there can be no assurance of title. Title may be subject to unregistered liens and other defects which, if affecting a core area, could have a material adverse effect on the Corporation, its financial condition, results of operations and prospects.

Delays in Production, Marketing and Transportation

Various production, gas processing, marketing and transportation conditions may cause delays in oil and natural gas production and adversely affect the Corporation’s business. Drilling wells in areas remote from distribution and production facilities may delay production from those wells until sufficient reserves are established to justify construction of the necessary transportation and production facilities. The Corporation’s inability to complete wells in a timely manner would result in production delays. In the U.S., most private leases require actual production to hold the lease past the expiration of the primary term, with limited contractual extensions available in some cases. Because there is little infrastructure in some areas in which the Corporation holds or may in the future hold its interests, the Corporation may be subject to the risk that building of the necessary infrastructure will not be timely and costs may be prohibitive. In addition, marketing demands, which tend to be seasonal, may reduce or delay production from wells. The marketability and price of oil, natural gas and natural gas liquids that may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any oil, natural gas and natural gas liquids it discovers or has discovered may depend upon its ability to acquire space in pipelines that deliver such products to commercial markets. The Corporation is also subject to deliverability uncertainties related to the proximity of its properties to adequate pipeline and processing facilities and extensive government regulation relating to price, taxes, royalties, licenses, land tenure, allowable production, the export of oil, natural gas and natural gas liquids and many other aspects of the oil and gas business.

Reserves Depletion

The Corporation’s future oil and gas reserves, production and cash flow will depend upon the Corporation’s success in acquiring reserves. Failure to add reserves by acquiring or developing them will result in reserves and production declining over time.

Dividend Policy

The Corporation has not paid any dividends on its Common Shares. Any decision to pay dividends on the Common Shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial requirements and other conditions existing at such time. Until the Corporation pays dividends, which it may never do, holders of Common Shares will not be able to receive a return on their Common Shares unless they sell them.

Environmental Protection

All phases of the energy business, in particular the oil and natural gas business, present environmental risks and hazards and are subject to environmental regulation. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition, results of operations or prospects.

Further, the Corporation’s U.S. subsidiary, Kolibri US, is obliged to indemnify Vintage Petroleum LLC, a company from which it acquired the majority of its U.S. assets, for any damages associated with the use, ownership or operation of the properties acquired from it and the Corporation has guaranteed the subsidiary’s indemnification obligations. Kolibri US also agreed to certain environmental indemnities in connection with the Woodford Sale. While the Corporation considers the risk of environmental liability pursuant to these obligations to be low based on its due diligence and on past operations on the properties, there is no assurance that a significant liability will not be discovered and such an event could have a material adverse effect on the Corporation’s financial condition, results of operations and prospects.

Unconventional Oil and Gas Resources and Hydraulic Fracturing

Shale oil and gas are unconventional oil and gas resources which are produced through the use of proven technologies and processes: horizontal drilling and hydraulic fracturing. Hydraulic fracturing involves injecting water, proppant (often sand), and volumes of additives into the shale formation to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate a higher flow of hydrocarbons into the wellbore. Environmental and other groups have expressed concern that hydraulic fracturing operations may have environmental impacts, including earthquakes, water aquifer contamination and other qualitative and quantitative effects on water resources as potentially large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed of. Regulatory authorities in certain jurisdictions have announced and may in the future announce initiatives in response to such concerns. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure on governments to adopt new laws, regulations or permitting requirements or lead to regulatory delays, legal proceedings and/or negative impacts on the corporate reputation of companies involved in this sector. Federal, state, and local legislative and regulatory initiatives relating to hydraulic fracturing in the jurisdictions in which the Corporation operates or may operate in the future, as well as governmental reviews of such activities in connection with applications by the Corporation for permits or otherwise, could temporarily or permanently prohibit the Corporation’s operations in those jurisdictions or result in increased costs or additional operating restrictions or delays, adversely affect the Corporation’s exploration and development activities or production and lead to third-party or governmental claims. The development of natural gas and oil resources from shale formations in which the Corporation has or may in the future have an interest may not be commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could reduce the amount of natural gas and oil that the Corporation is ultimately able to produce from its reserves.

Governmental Regulations

Governmental approvals, licenses, concessions and permits are subject to the discretion of the applicable governments or governmental agencies and offices. The Corporation must comply with known standards, existing laws and regulations. If implemented, new laws and regulations, amendments to existing laws and regulations or more stringent enforcement of existing laws and regulations could have a material adverse impact on the Corporation’s results of operations, financial condition and prospects.

The Corporation anticipates that it will be required to demonstrate, to the satisfaction of authorities in countries in which it holds concessions from time to time, the Corporation’s compliance with the concession terms respecting exploration expenditures, results of exploration, environmental protection matters and other factors. If such concessions are cancelled or relinquished, the Corporation will likely not be able to recover previous payments made under the Authorizations or any other costs incurred respecting the Authorizations upon such cancellation and the Corporation may have continuing obligations for work done or required while it held such Authorizations. There can be no assurance that the Corporation will be able to take measures to provide adequate protection against any of the political, economic or social uncertainties discussed in these Risk Factors.

Foreign Operations and Enforcement of Laws

Enforcement of laws in the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that the Corporation’s contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of governments or government bodies or authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions.

The Corporation is subject to political, economic and other uncertainties not within the control of the Corporation, including, but not limited to, the uncertainty of negotiating with foreign governments, adverse legislation, renegotiation or nullification of existing concessions, adverse determinations or rulings by governmental authorities, change in energy policies or in the personnel administering them, changes in rules regarding foreign ownership, disputes between various levels of authorities, arbitrating and enforcing claims against entities that may claim sovereignty, authorities claiming jurisdiction, potential implementation of exchange controls and royalty and government-take increases, price controls, export controls, income and other taxes, restrictions on foreign investment and other risks arising out of foreign governmental sovereignty over the areas in which the Corporation’s operations are conducted or may be conducted in the future, as well as risks of loss due to civil strife, acts of war and insurrections. Failure to comply strictly with applicable laws, regulations and local practices relating to oil and gas license applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Corporation’s operations or profitability.

The Corporation’s international operations and investments may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with its foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts of Canada or enforcing Canadian judgments in foreign jurisdictions. In addition, the Corporation’s operating subsidiaries are formed pursuant to, and their operations are governed by the laws of foreign jurisdictions and a number of complex legal and contractual relationships. The effectiveness of and enforcement of such contracts and relationships with parties in these jurisdictions cannot be assured. Consequently, the Corporation’s foreign activities could be substantially affected by factors beyond the Corporation’s control, any of which could have a material adverse effect on the Corporation. The Corporation is regularly required to guarantee the obligations of its operating subsidiaries in connection with the concessions and contractual arrangements of the subsidiaries.

Further, as almost all of the Corporation’s assets are located outside of Canada, the ability of the Corporation and its directors and management to manage its operations and protect its assets may be materially impeded or affected.

Third Party Credit Risk

The Corporation is exposed to third party credit risk through its contractual arrangements with its current and future drilling contractors, oil and gas purchasers, lenders, joint venture partners and other parties. In the event such entities fail to meet their contractual obligations to the Corporation or their other third party commitments, such failures could have a material adverse effect on the Corporation.

Hedging Activities

From time to time the Corporation enters into financial derivative transactions to manage commodity price fluctuations and stabilize cash flows. While the desired effect of the agreements is to mitigate the risk of revenue losses if commodity prices decline, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and if costs incurred increase, such hedging activities could have a material adverse effect on the Corporation’s financial condition and results of operations.

Fiscal Matters

As of the date of this AIF, there are no significant restrictions on the repatriation of capital and distribution of earnings that affect the Corporation. There can be no assurance, however, that restrictions on repatriation of capital or distributions of earnings will not affect the Corporation in the future.

Amendments to domestic or foreign taxation laws and regulations in the countries in which the Corporation has assets or operations which alter tax rates and/or capital allowances could have a material adverse impact on the Corporation.

The Corporation is subject to the risk that currencies will not be convertible at satisfactory rates, that fluctuations in the conversion rates between Canadian and U.S. currencies may result in higher general and administrative expenses or may not accurately reflect the relative value of goods and services available or required. Funds raised through equity issuances are generally raised in Canadian dollars whereas the majority of the Corporation’s expenditures are typically incurred in other currencies and therefore currency fluctuations could have a material impact on the Corporation’s results of operations. The exchange rates between the Canadian and U.S. currencies have varied substantially recently. The Corporation is not currently using exchange rate derivatives to manage exchange rate risks.

Cost of New Technologies

The energy industry, in particular the oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other energy companies have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Corporation does. There can be no assurance that the Corporation will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Corporation or implemented in the future may become obsolete. In such case, the Corporation’s business, financial condition and results of operations could be materially adversely affected. If the Corporation is unable to utilize the most advanced commercially available technology, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

Uninsured Risks

The Corporation, as a participant in oil and gas extraction projects, may become subject to liability for hazards which cannot be insured against or against which it may elect not to be insured because of high premium costs or other commercial reasons. The Corporation may incur liabilities to third parties (in excess of any insurance coverage) arising from pollution or other damage or injury. There can be no assurance that the Corporation will be able to obtain insurance at reasonable rates (or at all) or that any coverage it obtains will be adequate and available to cover any such claims. An uninsured claim, if substantial, could have a material adverse effect on the Corporation, its results of operations and, in a worst case scenario, ability to continue as a going concern.

Decommissioning Costs

The Corporation may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines, which it may use for production of oil and gas. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as “decommissioning”. There are no immediate plans to establish a cash reserve account for these potential costs. The Corporation makes a provision for asset retirement obligations in the financial statements in accordance with IFRS; however, there is no requirement to set up cash reserves. Should decommissioning be required, the costs of decommissioning may exceed the value of hydrocarbon reserves remaining and any salvage value of the equipment at any particular time to cover such decommissioning costs. The Corporation may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a materially adverse effect on the Corporation’s financial position and future results of operations.

Labour

The Corporation uses local labour to carry out site work on some of its projects. The Corporation has directly or indirectly through its subsidiaries employed local workers and is subject to local labour laws. While the Corporation has not been materially adversely affected by any labour related developments or industrial action in the past, there can be no assurance that such developments or actions may not occur in the future. Such occurrences may have a material adverse impact on the business, operations, prospects and financial performance of the Corporation.

Reliance on Third Party Operators and Key Personnel

To the extent that the Corporation is not the operator of its properties, the Corporation will be dependent upon other guarantors’ or third parties’ operations for the timing of activities and will be largely unable to control the activities of such operators. In addition, the Corporation’s success depends, to a significant extent, upon management and key employees. The loss of key employees could have a negative effect on the Corporation. Attracting and retaining additional key personnel will be required for the Corporation’s business to be successful. The Corporation faces significant competition for skilled personnel. There is no assurance that the Corporation will successfully attract and retain personnel required to continue to expand its business and to successfully execute its business strategy.

Litigation

All industries, including the energy industry, are subject to legal claims, with and without merit. The Corporation has from time to time been involved in legal disputes. It is also likely, given the nature of the Corporation’s business, that it will become involved in legal disputes in the future. Some such disputes may be governed by the laws of jurisdictions where substantive and procedural laws may differ materially from those of the United States and Canada, and which may favour a claimant. These and other factors make the litigation and dispute resolution process inherently unpredictable. Furthermore, defence and settlement costs can be substantial, even with respect to claims that have no merit. It is possible that the outcome or resolution of legal proceedings and disputes, individually or in the aggregate, could be other than as expected and could have a material adverse effect on the Corporation’s financial position and results of operations.

Anti-Bribery and Anti-Corruption Laws

The Corporation is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act. Failure to comply with these laws could subject the Corporation to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Corporation’s business, results of operations and financial condition. It may not be possible for the Corporation to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Conflicts of Interest

Certain of the directors of the Corporation may have associations with other oil and gas companies or with other industry participants with whom the Corporation does business. The directors of the Corporation are required by applicable corporate law to act honestly and in good faith with a view to the Corporation’s best interests and to disclose any interest which they may have in any project or opportunity to the Corporation. However, their interests in the other companies may affect their judgment and cause such directors to act in a manner that is not necessarily in the best interests of the Corporation.

Climate Change

Climate change concerns could result in increased operating costs and reduced demand for the Corporation’s products and shares, while the potential physical effects of climate change could disrupt the Corporation’s production and cause it to incur significant costs in preparing for or responding to those effects.

Global climate issues continue to attract public and scientific attention. Numerous reports have engendered concern about the impacts of human activity, especially hydrocarbon combustion, on global climate issues. In turn, increasing public, government, and investor attention is being paid to global climate issues and to emissions of greenhouse gas (“GHG”), including emissions of carbon dioxide and methane from the production and use of oil, natural gas liquids and natural gas. The majority of countries across the globe have agreed to reduce their carbon emissions in accordance with the Paris Agreement. As discussed below, the Corporation faces both transition risks and physical risks associated with climate change and climate change policy and regulations.

Transition risks

Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations focused on restricting emissions commonly referred to as GHG emissions and promoting adaptation to climate change and the transition to a low-carbon economy. It is not possible to predict what measures foreign and domestic governments may implement in this regard, nor is it possible to predict the requirements that such measures may impose or when such measures may be implemented. Given the evolving nature of climate change policy and the control of GHG emissions and resulting requirements, including carbon taxes and carbon pricing schemes implemented by varying levels of government, it is expected that current and future climate change regulations will have the effect of increasing the Corporation’s operating expenses, and, in the long-term, potentially reducing the demand for oil, natural gas liquids, natural gas and related products, resulting in a decrease in the Corporation’s profitability and a reduction in the value of its assets.

Claims have been made against energy companies in relation to GHG emissions or otherwise associated with climate change, and the frequency of such claims may increase. Individuals, government authorities, or other organizations may make claims against oil and natural gas companies for alleged personal injury, property damage, or other potential liabilities. The Corporation could be named in actions making similar allegations. An unfavorable ruling in any such case could adversely affect the demand for and price of securities issued by the Corporation, impact its operations and have an adverse impact on its financial condition.

Given the perceived elevated long-term risks associated with policy development, regulatory changes, public and private legal challenges, or other market developments related to climate change, there have also been efforts in recent years affecting the investment community, including investment advisors, sovereign wealth funds, banks, public pension funds, universities and other institutional investors, promoting direct engagement and dialogue with companies in their portfolios on climate change action (including exercising their voting rights on matters relating to climate change) and increased capital allocation to investments in low-carbon assets and businesses while decreasing the carbon intensity of their portfolios through, among other measures, divestments of companies with high exposure to GHG-intensive operations and products. Certain stakeholders have also pressured insurance providers and commercial and investment banks to reduce or stop financing, and providing insurance coverage to oil and natural gas and related infrastructure businesses and projects. The impact of such may adversely affect the Corporation’s operations, the demand for and price of the Corporation’s securities and may negatively impact the Corporation’s cost of capital and access to the capital markets.

Emissions, carbon and other regulations impacting climate and climate-related matters are constantly evolving. The Canadian Securities Administrators published for comment Proposed National Instrument 51-107 – Disclosure of Climate Related Matters, intended to introduce climate-related disclosure requirements for reporting issuers in Canada with limited exceptions. If the Corporation is not able to meet future sustainability reporting requirements of regulators or current and future expectations of investors, insurance providers, or other stakeholders, its business and ability to attract and retain skilled employees, obtain regulatory permits, licences, registrations, approvals, and authorizations from various governmental authorities, and raise capital may be adversely affected.

Physical risks

Based on the Corporation’s current understanding, the potential physical risks resulting from climate change are long-term in nature and associated with a high degree of uncertainty regarding timing, scope, and severity of potential impacts. Many experts believe global climate change could increase extreme variability in weather patterns such as increased frequency of severe weather, rising mean temperature and sea levels, and long-term changes in precipitation patterns. Extreme hot and cold weather, heavy snowfall, heavy rainfall, and wildfires may restrict the Corporation’s ability to access its properties and cause operational difficulties, including damage to equipment and infrastructure. Extreme weather also increases the risk of personnel injury as a result of dangerous working conditions. Certain of the Corporation’s assets are located in locations that are proximate to rivers and a flood may lead to significant downtime and/or damage to the Corporation’s assets or cause disruptions to the production and transport of its products or the delivery of goods and services in its supply chain.

Threat or imposition of tariffs

Increased uncertainty in the global economy caused by the threat or imposition of tariffs could negatively impact our operations. On February 1, 2025, the President of the United States of America signed an executive order imposing tariffs on goods originating in Canada, Mexico and China and imported to the US. The governments of Canada, Mexico and China then promptly announced retaliatory tariffs. On February 3, 2025 the US President announced a pause on the imposition of the US tariffs on Canadian and Mexican goods for a 30-day period and the Canadian government then withdrew its tariffs. On March 4, 2025, US tariffs on Canada and Mexico went into effect, and the Canadian government implemented retaliatory tariffs. On March 6, 2025, the US President again announced a pause on the imposition of tariffs until April 2025.

The economic impact of tariffs or a broader trade war on the Canadian economy, the US economy and the global economy could negatively impact capital markets, commodity prices and our ability to raise funds to undertake capital expenditures. A Canada-US or a broader trade war also has the potential to adversely impact global supply chains and make supplies that we require more expensive, harder to obtain or unavailable. Scarcity in the global supply chain would likely increase the cost of supplies required generally, which could impair our ability to operate. The indirect effects of tariffs imposed by the US or by counter tariffs in response are difficult to assess, but the potential for tariffs represents a risk and may adversely affect our business, financial condition and results of operations.

DIVIDENDS

The Corporation has not paid any dividends or distributions on its Common Shares. The Corporation’s current dividend or distribution policy is to retain any earnings and other cash resources for the operation and development of the Corporation’s business. Any decision to pay dividends or distributions on Common Shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The Corporation’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

At December 31, 2024, there were 35,460,309 Common Shares and no Preferred Shares issued and outstanding. As of the date of this AIF, there were 35,488,809 Common Shares issued and outstanding.

Rights and Restrictions

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation. Each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation.

The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Corporation, are entitled to receive such dividends in any financial year as the board of directors of the Corporation may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Common Shares are entitled, subject to the prior rights, if any, of the holders of any other class of shares of the Corporation, to participate rateably in the remaining property and assets of the Corporation.

Holders of the Preferred Shares are entitled to receive notice of and to attend all meetings of holders of the class of Preferred Shares that they hold. Holders of the Preferred Shares shall not be entitled to receive notice of, attend or vote at any meeting of shareholders of the Corporation. Holders of the Preferred Shares, subject to the prior rights, if any, of holders of any other class of shares of the Corporation, are entitled to receive such dividends in any financial year as the board of directors of the Corporation may by resolution determine. However, such declaration and payment of dividends shall rank prior to the holders of the Common Shares or any other shares of the Corporation ranking junior to the Preferred Shares. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, holders of the Preferred Shares are entitled to receive, for each Preferred Share held, from the property and assets of the Corporation, a sum equivalent to the amount paid up thereon together with the premium (if any) thereon and any dividends declared thereon before any amount shall be paid or any property or asset of the Corporation is distributed to the holders of the Common Shares or any other shares ranking junior to the Preferred Shares with respect to the repayment of capital; after payment to the holders of the Preferred Shares of the amount so payable to them, the holders of Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in special rights and restrictions attached to any particular series of Preferred Shares, and the holders of the Common Shares shall be entitled to receive the remaining property of the Corporation.

Debt

At December 31, 2024 and the date of this AIF, the Corporation’s subsidiary, Kolibri US, had a $75 million reserve-based credit facility with $50 million of availability authorized. It had borrowed $33.5 million against the credit facility at December 31, 2024, leaving $16.5 million available.

Stock Options

The Corporation has a stock option plan (the “Plan”) which governs the issuance of stock options (“Options”) to directors, officers, employees, management company employees (as defined in the Plan), and consultants and service providers of the Company and its subsidiaries that are retained by the Company and its subsidiaries (“Eligible Participants”). The purpose of the Plan is to give to Eligible Participants, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten (10) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the market price at the time of grant.

The number of Common Shares reserved for issuance under the Option Plan and all of the Company’s other previously established or proposed share compensation arrangements in aggregate is 8% of the total number of issued and outstanding Common Shares at the grant date on a non-diluted basis.

At December 31, 2024, there were a total of 1,073,924 Options outstanding with exercise prices ranging between C$0.80 and C$6.04 and expiry dates ranging from 2027 to 2033, all of which were granted pursuant to the Plan. At the date of the AIF, there were a total of 1,033,424 Options outstanding with exercise prices ranging between C$0.80 and C$6.04.

Pursuant to the rules of the TSX, any unallocated entitlements under the Stock Option Plan must be approved and ratified by shareholders every three years. Shareholders last approved and ratified the unallocated entitlements under the Stock Option Plan on July 13, 2023.

Restricted Share Unit Plan

The Corporation has a restricted share unit plan (the “RSU Plan”) which is intended to provide for alignment of interests between directors, executive officers and employees of the Company and its affiliates (“Designated Participants”) and shareholders of the Company, and to provide a compensation mechanism for Designated Participants that appropriately reflects the responsibility, commitment and risk accompanying their roles. The RSU Plan is also intended to assist the Company to attract, retain and motivate Designated Participants with experience and ability, and to allow Designated Participants to participate in the success of the Company.

Subject to the approval of certain amendments to the RSU Plan by the shareholders of the Company at the Company’s annual general meeting of shareholders scheduled to be held on April 22, 2025, the number of Common Shares reserved for issuance under the RSU Plan and all of the Company’s other previously established or proposed share compensation arrangements in aggregate is 8% of the total number of issued and outstanding Common Shares at the grant date on a non-diluted basis.

As of December 31, 2024 and the date of this AIF, there were a total of 232,125 and 517,817 RSUs issued and outstanding, respectfully.

Pursuant to the rules of the TSX, any unallocated entitlements under the RSU Plan must be approved and ratified by shareholders every three years. If the RSU Plan is approved by shareholders at the Company’s upcoming annual general meeting, the next date by which such approval is required will be April 22, 2028.

Share Purchase Warrants

At December 31, 2024 and the date of this AIF, the Corporation does not have any share purchase warrants outstanding.

MARKET FOR SECURITIES

The Common Shares are listed and trade on the TSX under the symbol “KEI” and on the NASDAQ under the symbol “KGEI”.

Trading Price and Volume

The following table sets forth the price ranges and volume of Common Shares traded on the TSX, in Canadian dollars, and on NASDAQ, in United States dollars, during the most recently completed financial year.

		TSX			NASDAQ			Total
Year	Month	High(C$)	Low(C$)	Volume	High(US$)	Low(US$)	Volume	Volume
2024	January	5.01	4.28	260,817	3.92	3.08	207,797	468,614
	February	4.50	3.82	197,712	3.36	2.84	167,482	365,194
	March	5.52	4.17	225,962	3.85	3.05	242,036	467,998
	April	4.85	3.91	172,896	3.67	2.86	2,038,328	2,211,224
	May	4.87	4.08	375,696	3.59	3.00	189,442	565,138
	June	4.98	4.45	335,297	3.66	3.25	404,284	739,581
	July	4.93	4.30	189,168	3.65	3.04	308,388	497,556
	August	4.54	4.04	168,636	3.43	2.90	153,265	321,901
	September	4.63	3.90	222,359	3.47	2.85	136,170	358,529
	October	4.90	4.23	216,312	3.26	3.08	160,705	377,017
	November	6.00	4.37	185,065	4.27	2.91	364,915	549,980
	December	8.25	5.94	428,479	5.84	4.10	613,847	1,042,326

Prior Sales

During the financial year ended December 31, 2024, other than issuances of Common Shares, the Corporation issued the following securities:

Date of Issue	Class of Security	Number of Securities Issued	Exercise Price per Common Share ($)	Expiry Date
March 11, 2024	RSUs(2)	12,430	-	-
March 11, 2024	Options(1)	15,050	CAD$4.88	March 11, 2034
May 15, 2024	RSUs(2)	156,790	-	-
May 15, 2024	Options(1)	278,140	CAD$4.20	May 15, 2034

(1)	Options vest and become exercisable as to 1/3 on the date of grant, 1/3 on the first anniversary of the date of grant and 1/3 on the second anniversary of the date of grant.

(2)	RSUs vest and become exercisable as to 1/3 on the first anniversary of the date of grant, 1/3 on the second anniversary of the date of grant and 1/3 on the third anniversary of the date of grant

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

At December 31, 2024 and the date of this AIF, there are no securities of the Corporation which, to the Corporation’s knowledge, are held in escrow or which are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth all current directors and executive officers of the Corporation as of the date of this AIF, with each position and office held in the Corporation, and the period of service as a director of the Corporation (if applicable). Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Position, Province or State and Country of Residence	Year First Became a Director(6)	Principal Occupation During the Past 5 Years (including officer positions with the Corporation)
David Neuhauser(1)(3)(4) Illinois, U.S. Director	2016	Founder and Managing Director of Livermore Partners LLC, a private investment firm.
Leslie O’Connor(2)(3)(4)(5) Colorado, U.S. Director	2014	Retired as of October 2018; Associate of MHA Petroleum Consultants, LLC. from February 2017 to October 2018; Managing Partner of MHA Petroleum Consultants, LLC. between May 2006 and February 2017.
Evan Templeton(1)(2)(3)(5) New York, U.S. Director	2022	Managing Director, Odinbrook Global Advisors LLC from April 2020 to present. Principal, WestOak Advisors LLC from January 2020 to present. Managing Director, Leveraged Credit Strategy, Jefferies LLC from April 2005 to March 2019.

Name, Position, Province or State and Country of Residence	Year First Became a Director(6)	Principal Occupation During the Past 5 Years (including officer positions with the Corporation)
Douglas Urch(1)(2)(5) Texas, U.S. Director	2023	Independent Financial Advisor since May, 2024; Executive Vice President and Chief Financial Officer of PetroTal Corp. from November 2019 to May 2024, and Chair of the Board from December 2017 to October 2019. Executive Vice President, Finance and Chief Financial Officer of Bankers Petroleum Ltd. from February 2008 to September 2018
Wolf Regener(4) California, U.S. President, Chief Executive Officer and Director	2010	President and CEO of the Corporation since May 2008 and President of Kolibri US since January 2005.
Gary Johnson California, U.S. Chief Financial Officer and Vice President	Not Applicable	Chief Financial Officer and Vice President of the Corporation since December 2013; Chief Financial Officer of the Corporation between April 2013 and December 2013;

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Health, Safety and Environmental Committee.
(5)	Member of the Reserves Committee.
(6)	Each director’s term of office expires at the Corporation’s next annual general meeting of shareholders.

Control of Securities

At December 31, 2024, the directors and executive officers of the Corporation as a group beneficially owned, or exercised control or direction over, directly or indirectly an aggregate of 6,067,771 Common Shares, representing approximately 17.1% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out herein, to the knowledge of the Corporation, no director or executive officer of the Corporation is or was within 10 years prior to the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure immediately above, “order” means: (a) a cease trade order, including a management cease trade order, whether or not the person was named in the order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that in each case was in effect for a period of more than 30 consecutive days. Except as set out herein, to the knowledge of the Corporation, no director or executive officer of the Corporation or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as set out herein, to the knowledge of the Corporation, no director or executive officer of the Corporation or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On April 3, 2024, upon application by the Corporation, the British Columbia Securities Commission (BCSC) issued a management cease trade order in relation to the Corporation. The Corporation had applied for the imposition of a management cease trade due to its anticipated delay in filing its annual financial statements for the year ended December 31, 2023, the related management’s discussion and analysis, annual information form for the year ended December 31, 2023, and the CEO and CFO certifications relating to such filings before the April 2, 2024 deadline. This management cease trade order applied to the Corporation’s CEO and CFO, Mr. Regener and Mr. Johnson, respectively, and was revoked by the BCSC on May 3, 2024 after the Corporation filed all of the documents listed above.

Conflicts of Interest

Certain of the Corporation’s directors and officers serve or may agree to serve as directors or officers of other reporting and private companies or have significant shareholdings in other reporting and private companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, or contract with the Corporation, such directors and officers of the Corporation may have a conflict of interest in negotiating and concluding terms of such ventures or contracts. From time to time, several such companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In such circumstances directors and officers of the Corporation who are also directors and officers of other companies involved in such a transaction may experience a conflict or potential conflict that could detract from their efforts on behalf of the Corporation. In the event of an actual or potential conflict of interest, a director who has such a conflict is required to abstain from voting on the matter and not participate in negotiating and concluding terms of any proposed transaction. Under the laws of the province of British Columbia, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation and to disclose any conflict of interest. The Corporation’s Code of Ethics imposes similar obligations on officers and employees. See also “Risk Factors” and “Interest of Management and Others in Material Transactions”.

PROMOTERS

No person or company has been a promoter of the Corporation within the two most recently completed financial years or during the current financial year.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Corporation’s Audit Committee has a Charter in the form attached to this AIF as Schedule “A”.

Composition of Audit Committee

The Audit Committee consists of three directors, namely Douglas Urch (Chair), David Neuhauser and Evan Templeton. All of the members of the Audit Committee are independent and financially literate within the meaning of those terms set forth in National Instrument 52-110 (“NI 52-110”).

Education and Experience

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Douglas Urch (Chair) is a Chartered Professional Accountant and has served as a finance executive and director for several energy companies throughout his career.

David Neuhauser is Founder and Managing Director of Livermore Partners LLC and a Member of the Chicago Board of Trade. He received his undergraduate degree from Northeastern University and his graduate degree from Roosevelt University.

Evan Templeton is a Founder and Principal of WestOaks Advisors, LLC, which provides capital market services to middle market companies and includes extensive experience in the energy industry. He received his undergraduate degree from Franklin & Marshall College.

Audit Committee Oversight

No recommendation of the Audit Committee to nominate or compensate an external auditor was rejected by the Corporation’s board of directors.

Audit Fees and Pre-Approval of Audit Services

Under the terms of the Audit Committee Charter, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, which the Corporation’s external auditors are to perform. The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s former external auditors, KMPG LLP and Marcum LLP, and the Corporation’s current external auditors, BDO USA, P.C., during the years ended December 31, 2024 and 2023 are as follows:

	2024		2023
Audit Fees(1)	US$	711,100	US$	354,300
Audit Related Fees(2)		64,600		130,800
Tax Compliance Fees		2,700		40,200
	US$	778,400	US$	525,300
Other Fees(3)		-		-
Total Fees	US$	778,400	US$	525,300

Notes:

(1)	“Audit Fees” include the aggregate fees billed in each financial year for audit fees.
(2)	“Audit Related Fees” include the aggregate fees billed in each financial year for assurance and related services to the performance of the audit or review of the Corporation’s financial statements not already disclosed under “Audit Fees”, including fees related to work performed for the Corporation’s NASDAQ stock listing.
(3)	“Other Fees” include aggregate fees billed for products or services not already reported in the above table, if applicable.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time, the Corporation or its subsidiaries are the subject of litigation arising out of operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Corporation’s financial condition or results of operations. The Corporation and its properties are not currently subject to any legal proceedings, nor are any proceedings known to be contemplated that involves a claim for damages in an amount that excluding interest and costs exceeds 10% of the current assets of the Corporation. No penalties or sanctions were imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority and the Corporation did not enter into any settlement agreements before a court in respect of securities legislation or with a securities regulatory authority during the most recently completed financial year or prior to the date of this AIF. There are no other penalties or sanctions imposed by a court or regulatory body against the Corporation or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of the Corporation no director, executive officer or principal shareholder of the Corporation, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located at 800, 324 – 8th Avenue SW, Calgary, Alberta, T2P 2Z2.

MATERIAL CONTRACTS

There are no contracts of the Corporation, other than contracts entered into in the ordinary course of business of the Corporation, that are material to the Corporation and that were entered into within the most recently completed financial year of the Corporation or before the most recently completed financial year of the Corporation and which are still in effect or that are otherwise required to be filed pursuant to National Instrument 51-102 Continuous Disclosure Obligations, other than the Amended and Restated Credit Agreement dated as of May 19, 2022 made between Kolibri Energy US Inc. (as borrower) and BOKF, NA (as administrative agent and LC issuer), a copy of which has been filed under the Corporation’s profile at www.sedarplus.ca.

INTERESTS OF EXPERTS

Names of Experts

Information in the NI 51-101 Evaluator Report, which is incorporated by reference herein, was prepared by Netherland, Sewell.

Interests of Experts

To the knowledge of the Corporation, none of Netherland, Sewell or any of the partners, employees or consultants of Netherland, Sewell, at the time of preparing the applicable statement or report, held or thereafter received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation’s associates or affiliates.

None of the directors, officers, or employees of Netherland, Sewell is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

Auditors

BDO USA, P.C. are the auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR+ at www.sedarplus.ca.

Additional information, including remuneration of directors and named executive officers, indebtedness of directors and officers, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans is contained in the Corporation’s Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2024.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

I.	MANDATE

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by Kolibri Global Energy Inc. (the “Company”) to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

●	Review and appraise the performance of the Company’s external auditors.

●	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II.	COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, all of whom shall independent, as such term is defined in National Instrument 52-110 – Audit Committees.

All members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	MEETINGS

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A-2

IV.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

Review of Reports, Policies and Procedures

1. Review and update this Charter annually.

2. Review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

3. Review with management and make recommendations to the Board in respect of the adequacy and effectiveness of the Company’s financial risk management procedures.

4. Review the monitoring of the Whistleblower Policy for the submission, receipt, retention and treatment of complaints and concerns regarding accounting and auditing matters, and review any developments and responses on reports received thereunder.

5. Review and monitor the effectiveness of the Cybersecurity Policy and the implementation of the Company’s oversight, programs, procedures, and policies related to cybersecurity, cybersecurity risks, information security, and data privacy.

External Auditors

6. Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they might have with the Company.

7. Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8. Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

9. At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

10. Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

11. Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

12. Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

A-3

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

13. In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

14. Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

15. Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

16. Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

17. Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18. Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

19. Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

20. Review certification process.

Other

21. Review any related-party transactions.

V.	ANNUAL WORK PLAN

22. The Committee reviews and updates annually a work plan for the ensuing year which includes periodic review at specified times and periods of financial reporting and continuous disclosure documents and matters, internal controls and reporting, dealings with external auditors and other related matters.

This Audit Committee Charter was adopted by the Board of Directors of the Company on the 25th day of March, 2009, and was most recently updated on March 29, 2011.